AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 _______________

                          HOLLINGER INTERNATIONAL INC.
                   (Name of Subject Company and Filing Person)
                                 _______________

--------------------------------------------------------------------------------
        CLASS A COMMON STOCK,                     CLASS B COMMON STOCK,
      PAR VALUE $0.01 PER SHARE                  PAR VALUE $0.01 PER SHARE
   (Title of Class of Securities)              (Title of Class of Securities)
              435569108                                     NONE
(CUSIP Number of Class of Securities)      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------

                                JAMES R. VAN HORN
                          HOLLINGER INTERNATIONAL INC.
                                712 FIFTH AVENUE
                            NEW YORK, NEW YORK 10019
                                  212-586-5666

                                 WITH A COPY TO:
                             JUDITH R. THOYER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of the Bidder)
                                 _______________

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION(*)              AMOUNT OF FILING FEE
    ------------------------------------- ----------------------------------
               Not applicable                      Not applicable

* This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:       None              Filing Party:   N/A
     Form or Registration No.:     N/A               Date Filed:     N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE

HOLLINGER INTERNATIONAL DECLARES SPECIAL AND REGULAR DIVIDENDS

NEW YORK, NY, DECEMBER 16, 2004 -- Hollinger International Inc. (NYSE:HLR) announced today that its Board of Directors has declared a Special Dividend (the "Special Dividend") of $2.50 per share for its Class A Common Stock, par value $0.01 per share, and its Class B Common Stock, par value $0.01 per share, for holders of record of such shares on January 3, 2005, payable on January 18, 2005.

The Company stated that its Board of Directors has determined that it is in the best interests of the Company and its shareholders to distribute to its shareholders $500 million of the remaining proceeds from the sale of The Telegraph Group, with the Special Dividend in an aggregate amount of approximately $227 million as the first tranche of the proposed distribution.

The Company stated that the Board of Directors intends to distribute an additional amount of approximately $273 million in the form of a tender offer for its shares of common stock. The Board expects to make a final determination about whether to proceed with a tender offer after the Company files its delinquent reports with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and the appropriate Quarterly Reports on Form 10-Q, as well as the required report on Form 8-K with respect to certain pro forma financial statements following the Telegraph sale. The Company currently expects that the Annual Report on Form 10-K will be filed on or before December 31, 2004, with the remaining delinquent reports expected to be filed as early during the first quarter of 2005 as is practicable. Alternatively, the Board may consider a second special dividend to complete the distribution, instead of a tender offer. In either case, other than the Special Dividend declared today, there can be no assurance that the second part of the distribution will be made or, if made, whether it will be in the form of a tender offer or a dividend, and if a tender offer, as to the price or form such offer will take.

Gordon A. Paris, Interim Chairman, President and Chief Executive Officer of Hollinger International, stated: "The Special Dividend being declared today, together with the second tranche of the distribution, is an integral part of our Strategic Process, which was undertaken to maximize value for our shareholders. We believe that returning a significant portion of our remaining cash proceeds from the sale of the U.K. Newspaper Group to our shareholders appropriately addresses that stated objective. Following the Special Dividend and the second distribution, we will have sufficient cash to fund our operations and obligations and to avail ourselves of strategic opportunities that would position the Company for continued value creation for all of our shareholders."

Following the Special Dividend, it is expected that the outstanding grants under the Company's stock incentive plans will be appropriately adjusted to take into account this return of cash to existing shareholders.

The Company also announced that the Board of Directors has declared that a regular quarterly dividend, in the amount of $ .05 per share, be paid on the Company's Common Stock on January 18, 2005 to shareholders of record on January 3, 2005.

Hollinger International Inc. is a newspaper publisher whose assets include THE CHICAGO SUN-TIMES and a large number of community newspapers in the Chicago area as well as in Canada.

CERTAIN STATEMENTS MADE IN THIS RELEASE ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "ACT"). FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, ANY STATEMENT THAT MAY PREDICT, FORECAST, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS, AND MAY CONTAIN THE WORDS "BELIEVE," "ANTICIPATE," "EXPECT," "ESTIMATE," "PROJECT, "WILL BE," "WILL CONTINUE," "WILL LIKELY RESULT," "IS SUBJECT TO," OR SIMILAR WORDS OR PHRASES. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES ARE DETAILED FROM TIME TO TIME IN REPORTS FILED BY HOLLINGER INTERNATIONAL WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN ITS FORMS 10-K AND 10-Q. NEW RISK FACTORS EMERGE FROM TIME TO TIME AND IT IS NOT POSSIBLE FOR MANAGEMENT TO PREDICT ALL SUCH RISK FACTORS, NOR CAN IT ASSESS THE IMPACT OF ALL SUCH RISK FACTORS ON THE COMPANY'S BUSINESS OR THE EXTENT TO WHICH ANY FACTOR, OR COMBINATION OF FACTORS, MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENTS. GIVEN THESE RISKS AND UNCERTAINTIES, INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AS A PREDICTION OF ACTUAL RESULTS.

                                      # # #

CONTACTS:

US/CANADA MEDIA
Molly Morse
Kekst and Company
212-521-4826
molly-morse@kekst.com

UK MEDIA
Jeremy Fielding
Kekst and Company
jeremy-fielding@kekst.com
1-212-521-4825

THE FOLLOWING IS ADDED TO THE PRESS RELEASE FOR PURPOSES OF THIS FILING ON SCHEDULE TO.

CAUTIONARY STATEMENT

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF HOLLINGER INTERNATIONAL'S SECURITIES. IF HOLLINGER INTERNATIONAL DOES COMMENCE A TENDER OFFER FOR ANY OF ITS SECURITIES, ANY SOLICITATION OF OFFERS TO BUY HOLLINGER INTERNATIONAL'S SECURITIES WILL BE MADE ONLY PURSUANT TO TENDER OFFER DOCUMENTS THAT HOLLINGER INTERNATIONAL WILL DISTRIBUTE TO HOLDERS OF ITS SECURITIES AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE COMMENCEMENT DATE OF THE TENDER OFFER.

IF HOLLINGER INTERNATIONAL DOES COMMENCE ANY SUCH TENDER OFFER, IT WILL FILE A TENDER OFFER STATEMENT ON THE DATE OF COMMENCEMENT OF THE TENDER OFFER AND MAY FILE OTHER RELEVANT DOCUMENTS CONCERNING THE TENDER OFFER WITH THE SEC. SECURITYHOLDERS ARE


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


URGED TO READ THE TENDER OFFER DOCUMENTS WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE TENDER OFFER. Securityholders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hollinger International may be obtained free of charge by contacting Hollinger International Inc., Attn: Investor Relations (tel:
212-586-8666). IF ANY TENDER OFFER IS COMMENCED, SECURITYHOLDERS SHOULD READ THE TENDER OFFER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY SUCH TENDER OFFER.



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